Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 31, 2018

Mr. Keith A. Gregory, Esquire Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 141”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Monday, October 29, 2018, with respect to Amendment No. 141. Amendment No. 141 was filed on August 29, 2018 and included disclosure with respect to the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF, SPDR SSGA Global Allocation ETF, SPDR SSGA Ultra Short Term Bond ETF, SPDR DoubleLine Total Return Tactical ETF, SPDR MFS Systematic Core Equity ETF, SPDR MFS Systematic Growth Equity ETF, SPDR MFS Systematic Value Equity ETF and SPDR Blackstone / GSO Senior Loan ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 141.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 141. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 141.

1.

Comment: With respect to Response #19 in the Registrant’s letter dated October 26, 2018 (the “Initial Response Letter”), please supplement the added disclosure related to covenant-lite loans to explain how investments in covenant-lite loans may affect a fund (i.e., how such investments may affect NAV, yield, total return or performance). Please see Item 4(b)(i) of Form N-1A.

Response: The Registrant has revised the disclosure in the “Additional Risk Information” section as follows:

Some of the loans in which the Fund may invest or obtain exposure to may be “covenant-lite” loans. Covenant-lite loans may contain fewer or no maintenance covenants compared to other loans and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience relatively greater realized or unrealized losses or delays in enforcing its rights on its holdings of covenant-lite loans than its holdings of loans with the usual covenants.

2.

Comment: With respect to Response #26 in the Initial Response Letter, the Staff reiterates the comment and requests that a cash transaction risk factor be included for relevant Funds. The Staff believes that the disclosure below should be included in its entirety as a risk factor given the nature of the information and importance to investors.

Purchases and redemptions of creation units primarily with cash rather than through an in-kind delivery of portfolio securities may cause the Fund to incur certain costs. These costs could include brokerage costs or taxable gains and losses that it might not have incurred had it made redemptions in-kind. These costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has added the disclosure below to the “Additional Risk Information” section. As noted in the Initial Response Letter, the Funds impose a transaction fee that is meant to offset brokerage and impact expenses associated with cash transactions and, therefore, the Registrant does not believe disclosure with respect to brokerage costs related to cash transactions is applicable in the discussion below.

Cash Transaction Risk. To the extent that a Fund sells portfolio securities to meet some or all of a redemption request with cash, the Fund may incur taxable gains or losses that it might not have incurred had it made redemptions entirely in-kind. As a result, a Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used.

3.	Comment: With respect to Response #34 in the Initial Response Letter, the Staff reiterates the comment and notes the comment is a Staff position.

Response: The Registrant acknowledges the Staff’s position.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.